Filed by Old National Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Monroe Bancorp
Commission File No.: 000-31951
Old National Bancorp Investor Presentation October 6, 2010

Lynell Walton Senior Vice President Investor Relations Officer Old National Bancorp

Additional Information for Shareholders In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Monroe Bancorp and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and Monroe, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab "Investor Relations" and then under the heading "Financial Information" or from Monroe by accessing Monroe's website at www.monroebank.com under the tab "Shareholder Relations" and then under the heading "Financial Reports." Old National and Monroe and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Monroe in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of Monroe is set forth in the proxy statement for Monroe's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 29, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statement This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National's and Monroe's financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward- looking statements can be identified by the use of the words "anticipate," "believe," "expect," "intend," "could" and "should," and other words of similar meaning. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to; expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National's and Monroe's businesses, competition, government legislation and policies, ability of Old National and Monroe to execute its business plan, including acquisition plans, changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits, failure or circumvention of either Old National's or Monroe's internal controls, failure or disruption of our information systems, significant changes in accounting, tax or regulatory practices or requirements, new legal obligations or liabilities or unfavorable resolutions of litigations, other matters discussed in this presentation and other factors identified in each Company's Annual Report on Form 10- K and other periodic filings with the Securities and Exchange Commission. These forward- looking statements are made only as of the date of this presentation, and neither Old National nor Monroe undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Non-GAAP Financial Measures These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

Bob Jones President Chief Executive Officer Old National Bancorp

ONB to Acquire Monroe Bancorp Bloomington Bloomington is home to Indiana University with 40,000+ students Old National Bancorp Monroe Bancorp NASDAQ: MROE

Monroe Bancorp $845 million total assets* $790 million total liabilities* $336 million in trust assets* 15 branch locations *At June 30, 2010 Source: SNL Financial Source: SNL Financial

Shareholder Value Immediately accretive to earnings Excluding one-time expenses Accretive $.06 - $.07 per share over long term Internal rate of return > 18% G&A expense saves > 30% In market transaction Up to 6 branch consolidations

Why Monroe? Dominant market share in a strong Indiana market Median household growth and population growth above national average Enhances Indianapolis presence Immediately accretive to earnings Same cultural values Strong management team

Mark Bradford President Chief Executive Officer Monroe Bancorp

Why Old National? Same cultural values Strong Indiana bank Improved stock liquidity Attractive growth potential Opportunity to participate in future acquisitions

Bloomington Demographics Monroe County population of 130,750* Bloomington population of 72,900 August unemployment of 7.6%* Indiana = 9.9% Largest employers** Indiana University 6,000 Cook, Inc. (Medical Instruments) 3,000 Bloomington Hospital 2,830 Monroe Co. Schools 1,930 Baxter BioPharma (Pharmaceuticals)1,200 Sources: *SNL Financial ** Bloomington Economic Development Corporation

Bloomington Area Bloomington Area Bloomington Brownstown Bedford Old National Bancorp Monroe Bancorp Monroe provides comprehensive coverage of key Bloomington market

Bloomington Market Share 2009 Rank Company Branches Deposits $ Millions Market Share % of Deposits 1 Pro Forma 17 $673,4 29.16% 10.38% 1 Monroe Bancorp (IN) 13 522.8 22.63 77.67 2 JP Morgan Chase (NY) 6 315.4 13.66 .05 3 Universal Bancorp (IN) 9 265.5 11.49 76.88 4 United Commerce Bancorp (IN) 2 167.2 7.24 99.80 5 Old National Bancorp (IN) 4 150.6 6.52 2.59 6 Ellettsville Bancshares (IN) 7 147.2 6.38 80.34 7 Regions Financial Corporation (AL) 4 145.4 6.29 .16 8 Owen Financial Corporation (IN) 5 132.3 5.73 100.00 9 Fifth Third Bancorp (OH) 3 130.7 5.66 .17 Source: SNL Financial

Indianapolis Enhancement Indianapolis Enhancement Avon Plainfield Noblesville Brownsburg Old National Bancorp Monroe Bancorp Indianapolis suburban locations with favorable demographics

Chris Wolking Senior Executive Vice President Chief Financial Officer Old National Bancorp

Financial Highlights Deal value = $83.5 million (ONB share price of $10.47) 100% ONB stock 1.275 shares of ONB per share of MROE Tangible premium/core deposits* of 5.5% Price to tangible book value* of 149.5% Market premium of 148.1% *Based on MROE data Form 10-Q for period ending June 30, 2010

Modeling Assumptions Estimated one-time charges of $10.8 million (pre-tax) Combined cost savings of $9.7 million 55% captured in 2011 100% captured in 2012 Intangible assets of $15.2 million, $9.9 million net of tax, amortized using sum of years digits over 7 years Goodwill of $38.4 million Total loan mark estimated at 8.5% to 9.5% (estimated credit mark of 5.5% to 6.5%) Including current reserves of 3.20% of total loans at 6-30- 2010 7,942,967 shares issued to MROE shareholders Excludes outstanding stock options

Pro Forma Capital ONB 6-30-2010* Projected at Closing Tangible Common Equity/Tangible Assets 9.03% 8.70% Tangible Common Equity/Risk Weighted Assets 13.98% 13.09% Total Risk Based Capital/Risk Weighted Assets 16.97% 15.71% Tangible Book Value Per Share $7.77 $7.54 *See Appendix for Non-GAAP reconciliations.

Other Transaction Details Exchange ratio adjusts downward if ONB is trading above $10.98 near closing If shareholders equity is less than $55.64 million, (following certain adjustments) exchange ratio adjusts downward Closing condition that consolidated shareholders' equity may not be less than $50.64 million If delinquent loans equal or exceed $59.72 million, exchange ratio adjusts downward Closing condition that delinquent loans may not exceed $76.72 million Conventional double trigger walk-away provision

Bob Jones President Chief Executive Officer Old National Bancorp

Due Diligence Comprehensive review of all operations and business lines Extensive credit review Familiarity with many credit relationships and known local markets 69% of commercial loans were reviewed Obtained in-depth look of culture Significant time with top five senior management members

Going Forward Transaction does not preclude ONB from pursuing additional acquisition opportunities

Old National Bancorp Thank You! Q&A

Old National Bancorp Appendix

Non-GAAP Reconciliations (end of period balances- $ in millions) ONB at 6-30-2010 Projected at Closing Total Shareholders' Equity $874.7 $965.9 Deduct: Goodwill and Intangible Assets (197.1) (248.4) Tangible Shareholders' Equity 677.7 717.5 Deduct: Preferred Stock -0- -0- Tangible Common Shareholders' Equity $677.7 $717.5 Total Assets $7,701.1 $8,493.1 Add: Trust Overdrafts .1 .1 Deduct: Goodwill and Intangible Assets (197.1) (248.4) Tangible Assets $7,504.1 $8,244.7 Tangible Equity to Tangible Assets 9.03% 8.70% Tangible Common Equity to Tangible Assets 9.03% 8.70%

Non-GAAP Reconciliations (end of period balances- $ in millions) ONB at 6-30-2010 Projected at Closing Total Shareholders' Equity $874.7 $965.9 Deduct: Goodwill and Intangible Assets (197.1) (248.4) Tangible Shareholders' Equity 677.7 717.5 Deduct: Preferred Stock -0- -0- Tangible Common Shareholders' Equity $677.7 $717.5 Risk Adjusted Assets $4,847.4 $5,483.1 Tangible Common Equity to Risk Weighted Assets 13.98% 13.09%

Non-GAAP Reconciliations (end of period balances- $ in millions) ONB at 6-30-2010 Projected at Closing Total Shareholders' Equity $874.7 $965.9 Deduct: Goodwill and Intangible Assets (197.1) (248.4) Tangible Shareholders' Equity 677.7 717.5 Deduct: Preferred Stock -0- -0- Tangible Common Shareholders' Equity $677.7 $717.5 Common Shares Issued and Outstanding 87,171 95,104 Tangible Book Value per Share $7.77 $7.54 (end of period balances- $ in millions) ONB at 6-30-2010 Projected at Closing Total Risk Based Capital $822.8 $861.7 Risk Adjusted Assets $4,847.4 $5,483.1 Total Risk Based Capital/Risk Weighted Assets 16.97% 15.71%